Filed Pursuant to Rule 433

Registration No. 333-158663

Subject to Completion

Preliminary Term Sheet dated May 26, 2011

The MITTS® are being offered by Bank of America Corporation (“BAC”). The MITTS will have the terms specified in this term sheet as supplemented by the documents indicated below under “Additional Terms” (together, the “Note Prospectus”). Investing in the MITTS involves a number of risks. There are important differences between the MITTS and a conventional debt security, including different investment risks. See “Risk Factors” and “Additional Risk Factor” on page TS-5 of this term sheet and “Risk Factors” beginning on page S-13 of product supplement MITTS-4. MITTS:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

In connection with this offering, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) is acting in its capacity as principal for your account.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.00	$
Underwriting discount (1)	$0.25	$
Proceeds, before expenses, to Bank of America Corporation	$9.75	$

(1)

The public offering price and underwriting discount for any purchase of 500,000 units or more in a single transaction by an individual investor will be $9.95 per unit and $0.20 per unit, respectively. The public offering price and underwriting discount for any purchase by certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A. will be $9.75 per unit and $0.00 per unit, respectively.

*Depending on the date the MITTS® are priced for initial sale to the public (the “pricing date”), any reference in this term sheet to the month in which the pricing date, the settlement date, or the maturity date will occur is subject to change.

Merrill Lynch & Co.
June , 2011

Units Pricing Date* June , 2011

Currency Market Index Target-Term Securities® Settlement Date* July , 2011

Linked to the Chinese Renminbi/U.S. Dollar Exchange Rate Measure, Maturity Date* June , 2016

due June , 2016 CUSIP No.

$10 principal amount per unit

Term Sheet No.

Currency Market Index Target-Term Securities®

The MITTS have a maturity of approximately five years

The MITTS are linked to the Chinese Renminbi/U.S. Dollar Exchange Rate Measure (the “Exchange Rate Measure”), which represents a long position in the Chinese renminbi relative to the U.S. dollar

The MITTS provide 100% to 115% participation in increases in the level of the Exchange Rate Measure

90% principal protected at maturity against decreases in the level of the Exchange Rate Measure

Repayment of principal at maturity is subject to the credit risk of Bank of America Corporation

No periodic interest payments

No listing on any securities exchange

Summary

The Currency Market Index Target-Term Securities® Linked to the Chinese Renminbi/U.S. Dollar Exchange Rate Measure, due June     , 2016 (the “Currency MITTS”) are our senior unsecured debt securities. The Currency MITTS are not guaranteed or insured by the Federal Deposit Insurance Corporation or secured by collateral. The Currency MITTS will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the Currency MITTS, including any repayment of principal, will be subject to the credit risk of BAC.

The Exchange Rate Measure to which the Currency MITTS are linked tracks the value of an investment in the Chinese renminbi, based on the exchange rate of the Chinese renminbi relative to the U.S. dollar (the “Exchange Rate”)

The Currency MITTS provide investors with a 100% to 115% participation rate in increases in the value of the Exchange Rate Measure from the Starting Value to the Ending Value. Investors should be of the view that the value of the Exchange Rate Measure will increase (that is, the Chinese renminbi will strengthen relative to the U.S. dollar) over the term of the Currency MITTS. Investors must be willing to forgo interest payments on the Currency MITTS and be willing to accept a repayment at maturity that is up to 10% less than the Original Offering Price.

Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement MITTS-4. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BAC.

Terms of the Currency MITTS

Issuer:	Bank of America Corporation (“BAC”)
Original Offering Price:	$10.00 per unit
Base Value:	$10.00 per unit
Term:	Approximately five years
Exchange Rate Measure:	The Chinese Renminbi/U.S. Dollar Exchange Rate Measure, which tracks the value of an investment in the Chinese renminbi, based on the exchange rate of the Chinese renminbi relative to the U.S dollar.
Initial Exchange Rate:

The Exchange Rate for the Chinese renminbi relative to the U.S. dollar as determined on the pricing date, in a manner and subject to postponement as more fully described on page TS-7 under “The Exchange Rate Measure.”

Starting Value:	The Starting Value of the Exchange Rate Measure will be set to 100.00 on the pricing date.
Ending Value:

The value of the Exchange Rate Measure on the calculation day, calculated based upon the Exchange Rate for the Chinese renminbi relative to the U.S dollar on that day, as described on page TS-7 under “The Exchange Rate Measure.” If it is determined that the scheduled calculation day is not a business day, or if the Exchange Rate that will be used to determine the Ending Value as described below is not quoted on the scheduled calculation day, the Ending Value will be determined as more fully described on page TS-7.

Calculation Day:	The fifth scheduled business day immediately prior to the maturity date, determined on the pricing date
Participation Rate:	The Participation Rate will be between 100% and 115%. The actual Participation Rate will be determined on the pricing date.
Minimum Redemption Amount:	$9.00 per unit
Calculation Agent:	Merrill Lynch Capital Services, Inc., a subsidiary of BAC
Fees Charged:

The public offering price of the Currency MITTS includes the underwriting discount of $0.25 per unit as listed on the cover page and an additional charge of $0.075 per unit more fully described on page TS-6.

Redemption Amount Determination

On the maturity date, you will receive a cash payment per unit (the “Redemption Amount”) calculated as follows:

Currency Market Index Target-Term Securities®	TS-2

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the Currency MITTS at maturity, based upon the hypothetical Participation Rate of 107.50% (the midpoint of the Participation Rate range of 100% to 115%), the Base Value of $10.00, and the Minimum Redemption Amount of $9.00. The blue line reflects the hypothetical returns on the Currency MITTS, while the dotted gray line reflects the hypothetical returns of a direct investment in the Exchange Rate Measure.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Participation Rate, Ending Value, and term of your investment.

Hypothetical Redemption Amounts

Examples

Set forth below are three examples of hypothetical Redemption Amount calculations payable at maturity, based upon the Base Value of $10.00 (per unit), the Minimum Redemption Amount of $9.00 (per unit), the Starting Value of 100.00, and a hypothetical Participation Rate of 107.50% (the midpoint of the Participation Rate range of 100% to 115%).

Example 1—The hypothetical Ending Value is equal to 50.00:

Hypothetical Redemption Amount (per unit)	= the greater of (a) $10 –	[	$10 ×	(100.00 – 50.00)	]	= $5.00 and (b) $9.00
100.00

Hypothetical Redemption Amount (per unit) = $9.00 (The Redemption Amount cannot be less than the Minimum Redemption Amount.)

Example 2—The hypothetical Ending Value is equal to 97.00:

Hypothetical Redemption Amount (per unit)	= the greater of (a) $10 –	[	$10 ×	(100.00 – 97.00)	]	= $9.70 and (b) $9.00
100.00

Hypothetical Redemption Amount (per unit) = $9.70

Example 3—The hypothetical Ending Value is equal to 120.00:

Hypothetical Redemption Amount (per unit)	= $10 +	[	$10 × 107.50% ×	(120.00 – 100.00)	]	= $12.15
100.00

Currency Market Index Target-Term Securities®	TS-3

The following table illustrates, for the Starting Value of 100.00 and a range of hypothetical Ending Values of the Exchange Rate Measure:

▪	the percentage change from the Starting Value to the hypothetical Ending Value;

▪	the hypothetical Redemption Amount per unit of the Currency MITTS (rounded to four decimal places); and

▪	the hypothetical total rate of return to holders of the Currency MITTS.

The table below is based on a hypothetical Participation Rate of 107.50% (the midpoint of the Participation Rate range of 100% to 115%), the Base Value of $10.00 (per unit), and the Minimum Redemption Amount of $9.00 (per unit).

Hypothetical Ending Value		Percentage Change from the Starting Value to the Hypothetical Ending Value	Hypothetical Redemption Amount per Unit (1)		Hypothetical Total Rate of Return on the Currency MITTS
50.00		-50.00%	$9.0000		-10.000%
55.00		-45.00%	$9.0000		-10.000%
60.00		-40.00%	$9.0000		-10.000%
65.00		-35.00%	$9.0000		-10.000%
70.00		-30.00%	$9.0000		-10.000%
75.00		-25.00%	$9.0000		-10.000%
80.00		-20.00%	$9.0000		-10.000%
85.00		-15.00%	$9.0000		-10.000%
90.00		-10.00%	$9.0000	(2)	-10.000%
95.00		-5.00%	$9.5000		-5.000%
97.00		-3.00%	$9.7000		-3.000%
98.00		-2.00%	$9.8000		-2.000%
99.00		-1.00%	$9.9000		-1.000%
100.00	(3)	0.00%	$10.0000		0.000%
105.00		5.00%	$10.5375		5.375%
110.00		10.00%	$11.0750		10.750%
115.00		15.00%	$11.6125		16.125%
120.00		20.00%	$12.1500		21.500%
125.00		25.00%	$12.6875		26.875%
130.00		30.00%	$13.2250		32.250%
135.00		35.00%	$13.7625		37.625%
140.00		40.00%	$14.3000		43.000%
145.00		45.00%	$14.8375		48.375%
150.00		50.00%	$15.3750		53.750%

(1)	The Redemption Amount per unit of the Currency MITTS is based on the hypothetical Participation Rate. The actual Participation Rate will be determined on the pricing date.

(2)	The Redemption Amount will not be less than the Minimum Redemption Amount of $9.00 per unit of the Currency MITTS.

(3)	The Starting Value will be set to 100.00 on the pricing date.

The above figures are for purposes of illustration only. The actual Redemption Amount and the resulting total rate of return will depend on the actual Participation Rate, Ending Value, and term of your investment.

Currency Market Index Target-Term Securities®	TS-4

Risk Factors

There are important differences between the Currency MITTS and a conventional debt security. An investment in the Currency MITTS involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the Currency MITTS in the “Risk Factors” sections beginning on page S-13 of product supplement MITTS-4 and page S-4 of the MTN prospectus supplement identified below under “Additional Terms.” We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the Currency MITTS.

▪	Your investment may result in a loss; there is no guaranteed return of principal.

▪	Your yield may be less than the yield on a conventional debt security of comparable maturity.

▪	You must rely on your own evaluation of the merits of an investment linked to the Exchange Rate Measure.

▪

In seeking to provide you with what we believe to be competitive terms for the Currency MITTS while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging, and distributing the Currency MITTS described on page TS-6. The price at which you may sell the Currency MITTS in any secondary market may be lower than the public offering price due to, among other things, the inclusion of these costs.

▪	A trading market is not expected to develop for the Currency MITTS. MLPF&S is not obligated to make a market for, or to repurchase, the Currency MITTS.

▪	The Redemption Amount will not be affected by all developments relating to the Exchange Rate Measure.

▪

If you attempt to sell the Currency MITTS prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways and their market value may be less than their Original Offering Price.

▪	Payments on the Currency MITTS are subject to our credit risk, and changes in our credit ratings are expected to affect the value of the Currency MITTS.

▪	Purchases and sales by us and our affiliates of the U.S. dollar and the Chinese renminbi may affect your return.

▪	Our trading and hedging activities may create conflicts of interest with you.

▪	Our hedging activities may affect your return at maturity and the market value of the Currency MITTS.

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪	The return on the Currency MITTS depends on the Exchange Rate Measure, which is affected by many complex factors outside of our control.

▪	The Exchange Rate Measure could be affected by the actions of the governments of China and the United States.

▪	Even though currencies trade around-the-clock, the Currency MITTS will not trade around-the-clock, and the prevailing market prices for the Currency MITTS may not reflect the current Exchange Rate.

▪	Suspensions or disruptions of market trading in the Chinese renminbi and the U.S. dollar may adversely affect the value of the Currency MITTS.

▪	The Currency MITTS are payable only in U.S. dollars and you will have no right to receive any payments in Chinese renminbi.

▪

The U.S. federal income tax consequences of the Currency MITTS are uncertain and may be adverse to a holder of the Currency MITTS. See “Summary Tax Consequences” and “Certain U.S. Federal Income Taxation Considerations” below and “U.S. Federal Income Tax Summary” beginning on page S-56 of product supplement MITTS-4.

Additional Risk Factor

The exchange rate of the Chinese renminbi is currently managed by the Chinese government.

On July 21, 2005, the People’s Bank of China, with the authorization of the State Council of the People’s Republic of China, announced that the Chinese renminbi exchange rate would no longer be pegged to the U.S. dollar and would float within managed bands, which the People’s Bank of China resets daily. After the closing of the market on each business day, the People’s Bank of China announces the closing price of a foreign currency, such as the U.S. dollar, traded against the Chinese renminbi in the interbank foreign exchange market.

The initial adjustment of the Chinese renminbi exchange rate occurred on July 21, 2005 and resulted in an approximate 2% revaluation from an exchange rate of 8.28 renminbi per U.S. dollar to 8.11 renminbi per U.S. dollar. As of May 18, 2011, the exchange rate was 6.5044 renminbi per U.S. dollar on Bloomberg, L.P. The People’s Bank of China has also announced that the daily trading price of the U.S. dollar against the renminbi in the interbank foreign exchange market will continue to be allowed to float within a band of 0.50 percent around the central parity published by the People’s Bank of China, while the trading prices of the non-U.S. dollar currencies against the renminbi will be allowed to move within a certain band announced by the People’s Bank of China. The People’s Bank of China will announce the closing price of a foreign currency such as the U.S. dollar traded against the renminbi in the interbank foreign exchange market after the closing of the market on each working day, and will make it the central parity for trading against the renminbi on the following working day. The People’s Bank of China has stated that it will make adjustments to the renminbi exchange rate band when necessary according to market, economic, and financial developments.

Recent reports in the mainstream press indicate an upward revaluation in the value of the Chinese renminbi against the U.S. dollar may be allowed; however, no assurances can be given that this will occur. Despite the change in its exchange rate regime, the Chinese government continues to manage the valuation of the renminbi and, as currently managed, its price movements may not contribute significantly to either an increase or decrease in the value of the Exchange Rate Measure. However, further changes in the Chinese government’s management of the renminbi could result in a significant movement in the U.S. dollar/renminbi exchange rate. A decrease in the value of the renminbi relative to the U.S. dollar, whether as a result of a change in the Chinese government’s management of the renminbi or for other reasons, would result in a decrease in the value of the Exchange Rate Measure.

Currency Market Index Target-Term Securities®	TS-5

Investor Considerations

You may wish to consider an investment in the Currency MITTS if:

▪

You anticipate that the Ending Value will be greater than the Starting Value. In other words, you anticipate that the Chinese renminbi will strengthen relative to the U.S. dollar over the term of the Currency MITTS.

▪	You accept that you will lose up to 10% of your original investment amount if the Ending Value is less than the Starting Value.

▪	You are willing to forgo interest payments on the Currency MITTS, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪

You accept that a trading market is not expected to develop for the Currency MITTS. You understand that secondary market prices for the Currency MITTS, if any, will be affected by various factors, including our actual and perceived creditworthiness.

▪	You are willing to make an investment, the payments on which depend on our creditworthiness, as the issuer of the Currency MITTS.

The Currency MITTS may not be an appropriate investment for you if:

▪

You anticipate that the Ending Value will be less than the Starting Value. In other words, you anticipate that the Chinese renminbi will weaken relative to the U.S. dollar over the term of the Currency MITTS.

▪	You seek 100% principal protection or preservation of capital.

▪	You seek interest payments or other current income on your investment.

▪	You seek assurances that there will be a liquid market if and when you want to sell the Currency MITTS prior to maturity.

▪	You are unwilling or are unable to assume the credit risk associated with us, as the issuer of the Currency MITTS.

Supplement to the Plan of Distribution; Role of MLPF&S and Conflicts of Interest

We may deliver the Currency MITTS against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the Currency MITTS occurs more than three business days from the pricing date, purchasers who wish to trade the Currency MITTS more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The Currency MITTS will not be listed on any securities exchange. In the original offering of the Currency MITTS, the Currency MITTS will be sold in minimum investment amounts of 100 units.

MLPF&S, a broker-dealer subsidiary of BAC, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent in the distribution of the Currency MITTS. Accordingly, offerings of the Currency MITTS will conform to the requirements of Rule 5121 applicable to FINRA members. MLPF&S may not make sales in this offering to any of its discretionary accounts without the prior written approval of the account holder.

Under our distribution agreement with MLPF&S, MLPF&S will purchase the Currency MITTS from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount. The public offering price includes, in addition to the underwriting discount, a charge of approximately $0.075 per unit. This charge reflects an estimated profit earned by MLPF&S from transactions through which the Currency MITTS are structured and resulting obligations hedged. The fees charged reduce the economic terms of the notes. Actual profits or losses from these hedging transactions may be more or less than this amount. In entering into the hedging arrangements for the Currency MITTS, we seek competitive terms and may enter into hedging transactions with a division of MLPF&S or one of our subsidiaries or affiliates. For further information regarding these charges, our trading and hedging activities and conflicts of interest, see “General Risks Relating to MITTS,” beginning on page S-13 and “Use of Proceeds” on page S-28 in Product Supplement No. MITTS-4.

MLPF&S will not receive an underwriting discount for Currency MITTS sold to certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A.

If you place an order to purchase the Currency MITTS, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S may repurchase and resell the Currency MITTS, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices. MLPF&S may act as principal or agent in these transactions; however it is not obligated to engage in any such transactions.

Currency Market Index Target-Term Securities®	TS-6

The Exchange Rate Measure

The Currency MITTS are designed to allow investors to participate in the movements of the Exchange Rate Measure over the term of the Currency MITTS. The Exchange Rate Measure is designed to track the value of an investment in the Chinese renminbi, based on the exchange rate of the Chinese renminbi relative to the U.S. dollar (the “Exchange Rate”). The Currency MITTS provide upside participation at maturity if the value of the Exchange Rate Measure increases (that is, the Chinese renminbi strengthens relative to the U.S. dollar) over the term of the Currency MITTS.

The Exchange Rate is expressed as the number of Chinese renminbi for which one U.S. dollar can be exchanged. Accordingly, an increase in the Exchange Rate means that the Chinese renminbi has weakened relative to the U.S. dollar; a decrease in the Exchange Rate means that the Chinese renminbi has strengthened relative to the U.S. dollar.

If investing in the Currency MITTS, investors should be of the view that the value of the Exchange Rate Measure will increase over the term of the Currency MITTS (that is, the Chinese renminbi will strengthen relative to the U.S. dollar from the Initial Exchange Rate, determined on the pricing date, to the Final Exchange Rate, determined on a calculation day shortly before the maturity date).

The Initial Exchange Rate and the Final Exchange Rate will be the number of Chinese renminbi for which one U.S. dollar can be exchanged, as reported by Reuters Group PLC (“Reuters”) on page SAEC, or any substitute page thereto, at approximately 9:30 a.m. in Beijing, China, on the pricing date or calculation date, as applicable.

If the following events occur (each, a “Non-Publication Event”):

•	the Exchange Rate is not so quoted on the applicable page indicated above on the pricing date (for purposes of determining the Initial Exchange Rate); or

•

the calculation agent determines that the scheduled calculation day is not a business day by reason of an extraordinary event, occurrence, declaration, or otherwise, or the Exchange Rate is not so quoted on the page indicated above on the scheduled calculation day (for purposes of determining the Final Exchange Rate), then the calculation agent will determine the Initial Exchange Rate or the Final Exchange Rate, as applicable, on the next applicable business day on which the Exchange Rate is so quoted.

However, in no event will the determination of the Exchange Rate and the Exchange Rate Measure be postponed to a date (the “final determination date”) that is later than the close of business in New York, New York on the second scheduled business day following the pricing date (for purposes of determining the Initial Exchange Rate) or the close of business in New York, New York on the second scheduled business day prior to the maturity date (for purposes of determining the Final Exchange Rate).

If, following a Non-Publication Event and postponement as described above, the Exchange Rate remains not so quoted on the final determination date, the Initial Exchange Rate or the Final Exchange Rate, as applicable, will nevertheless be determined on the final determination date. The calculation agent, in its sole discretion, will determine the Initial Exchange Rate or the Final Exchange Rate on the applicable final determination date in a manner which the calculation agent considers commercially reasonable under the circumstances. In making its determination, the calculation agent may take into account spot quotations for the Exchange Rate and any other information that it deems relevant.

The final term sheet will set forth the Initial Exchange Rate and a brief statement of the facts relating to the determination of the Initial Exchange Rate as a result of a Non-Publication Event on the pricing date, if any.

The Starting Value will be set to 100 on the pricing date.

The Ending Value will equal the value of the Exchange Rate Measure on the calculation day.

The value of the Exchange Rate Measure on the calculation day will equal:

100 +	[	100 x	(	Initial Exchange Rate - Final Exchange Rate	)	]
Final Exchange Rate

Any strengthening of the Chinese renminbi relative to the U.S. dollar will result in an increase in the Ending Value, while any weakening of the Chinese renminbi relative to the U.S. dollar will result in a decrease in the Ending Value.

The “Initial Exchange Rate” will be determined on the pricing date, subject to postponement as described above, and set forth in the final term sheet that will be made available in connection with sales of the Currency MITTS.

The “Final Exchange Rate” will be determined on the calculation day, subject to postponement as described above.

Currency Market Index Target-Term Securities®	TS-7

Hypothetical Calculations of the Ending Value

Set forth below are two examples of hypothetical Ending Value calculations (rounded to two decimal places), based on a hypothetical Initial Exchange Rate of 6.5044, based on the applicable Exchange Rate as reported on Bloomberg L.P. on May 18, 2011, and assuming hypothetical Final Exchange Rates as follows.

Example 1:

Hypothetical Initial Exchange Rate:	6.5044
Hypothetical Final Exchange Rate:	4.8783

The hypothetical Ending Value would be 133.33, determined as follows:

Ending Value = 100 +	[	100 ×	(6.5044 – 4.8783)	]	= 133.33
4.8783

Example 2:

Hypothetical Initial Exchange Rate:	6.5044
Hypothetical Final Exchange Rate:	8.7809

The hypothetical Ending Value would be 74.07, determined as follows:

Ending Value = 100 +	[	100 ×	(6.5044 – 8.7809)	]	= 74.07
8.7809

Currency Market Index Target-Term Securities®	TS-8

Historical Data on the Exchange Rates

The following table sets forth the high and low daily Exchange Rates from the first quarter of 2006 through May 18, 2011. The Exchange Rates were obtained from publicly available information on Bloomberg, L.P. The following table should not be taken as an indication of the future performance of the Exchange Rate Measure, or as an indication of whether, or to what extent, the Ending Value will be greater than the Starting Value.

As described above, the Exchange Rate is expressed as the number of Chinese renminbi for which one U.S. dollar can be exchanged. As a result, the “High” values represent the strongest the U.S. dollar was relative to the Chinese renminbi for the given quarter, while the “Low” values represent the weakest the U.S. dollar was relative to the Chinese renminbi for the given quarter.

On May 18, 2011, the Exchange Rate was 6.5044 Chinese renminbi per U.S dollar, as reported by Bloomberg L.P. The Initial Exchange Rate will be determined by the calculation agent on the pricing date and set forth in the final term sheet that will be made available in connection with sales of the Currency MITTS.

	High	Low
2006
First Quarter	8.0702	8.0172
Second Quarter	8.0265	7.9943
Third Quarter	8.0048	7.8965
Fourth Quarter	7.9149	7.8045
2007
First Quarter	7.8160	7.7269
Second Quarter	7.7350	7.6151
Third Quarter	7.6059	7.5036
Fourth Quarter	7.5276	7.3037
2008
First Quarter	7.3041	7.0116
Second Quarter	7.0185	6.8544
Third Quarter	6.8792	6.8113
Fourth Quarter	6.8872	6.8171
2009
First Quarter	6.8519	6.8270
Second Quarter	6.8373	6.8192
Third Quarter	6.8362	6.8259
Fourth Quarter	6.8311	6.8233
2010
First Quarter	6.8339	6.8256
Second Quarter	6.8333	6.7818
Third Quarter	6.8108	6.6873
Fourth Quarter	6.6917	6.6070
2011
First Quarter	6.6350	6.5483
Second Quarter (through May 18, 2011)	6.5477	6.4918

Currency Market Index Target-Term Securities®	TS-9

The following graph sets forth the monthly historical values of the Exchange Rate Measure from January 1, 2006 through April 29, 2011 based upon historical Exchange Rates as of the end of each month. For purposes of this graph, the value of the Exchange Rate Measure was set to 100 as of December 30, 2005 and the value of the Exchange Rate Measure as of the end of each month is based upon the Ending Value as of the end of that month, calculated as described in the section “The Exchange Rate Measure” above. This historical data on the Exchange Rate as reported by Bloomberg is not necessarily indicative of the future performance of the Exchange Rate or the Exchange Rate Measure or what the value of the Currency MITTS may be. Any historical upward or downward trend in the value of the Exchange Rate Measure during any period set forth below is not an indication that the Ending Value will be greater than the Starting Value.

Currency Market Index Target-Term Securities®	TS-10

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the Currency MITTS, including the following:

•

Although there are no statutory provisions, regulations, published rulings, or judicial decisions addressing the characterization, for U.S. federal income tax purposes, of the Currency MITTS, we intend to treat the Currency MITTS as debt instruments for U.S. federal income tax purposes and, where required, intend to file information returns with the IRS in accordance with such treatment.

•

A U.S. Holder will be required to report original issue discount (“OID”) or interest income based on a “comparable yield” with respect to a Currency MITTS without regard to cash, if any, received on the Currency MITTS.

•

Upon a sale, exchange, or retirement of a Currency MITTS prior to maturity, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange, or retirement and the holder’s tax basis in the Currency MITTS. A U.S. Holder generally will treat any gain as ordinary interest income, and any loss as ordinary up to the amount of previously accrued OID and then as capital loss. At maturity, (i) if the actual Redemption Amount exceeds the projected Redemption Amount, a U.S. Holder must include such excess as interest income, or (ii) if the projected Redemption Amount exceeds the actual Redemption Amount, a U.S. Holder will generally treat such excess first as an offset to previously accrued OID for the taxable year, then as an ordinary loss to the extent of all prior OID inclusions, and thereafter as a capital loss.

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the Currency MITTS. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page S-56 of product supplement MITTS-4, which you should carefully review prior to investing in the Currency MITTS. Capitalized terms used and not defined herein have the meanings ascribed to them in product supplement MITTS-4.

General. There are no statutory provisions, regulations, published rulings, or judicial decisions addressing the characterization, for U.S. federal income tax purposes, of Currency MITTS or other instruments with terms substantially the same as the Currency MITTS. However, although the matter is not free from doubt, under current law, each Currency MITTS should be treated as a debt instrument for U.S. federal income tax purposes. We currently intend to treat the Currency MITTS as debt instruments for U.S. federal income tax purposes and, where required, intend to file information returns with the IRS in accordance with such treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the Currency MITTS. You should be aware, however, that the IRS is not bound by our characterization of the Currency MITTS as indebtedness and the IRS could possibly take a different position as to the proper characterization of the Currency MITTS for U.S. federal income tax purposes. If the Currency MITTS are not in fact treated as debt instruments for U.S. federal income tax purposes, then the U.S. federal income tax treatment of the purchase, ownership, and disposition of the Currency MITTS could differ materially from the treatment discussed below, with the result that the timing and character of income, gain, or loss recognized in respect of a Currency MITTS could differ materially from the timing and character of income, gain, or loss recognized in respect of a Currency MITTS had the Currency MITTS in fact been treated as debt instruments for U.S. federal income tax purposes. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the tax consequences of investing in the Currency MITTS. The following summary assumes that the Currency MITTS will be treated as debt instruments of BAC for U.S. federal income tax purposes.

Interest Accruals. The amount payable on the Currency MITTS at maturity will depend on the performance of the Exchange Rate Measure. We intend to take the position that the “denomination currency” (as defined in the applicable Treasury regulations) of the Currency MITTS is the U.S. dollar and, accordingly, we intend to take the position that the Currency MITTS will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, subject to taxation under the “noncontingent bond method,” and the balance of this discussion assumes that this characterization is proper and will be respected. Under this characterization, the Currency MITTS generally will be subject to the Treasury regulations governing contingent payment debt instruments. Under those regulations, a U.S. Holder will be required to report OID or interest income based on a “comparable yield” and a “projected payment schedule,” established by us for determining interest accruals and adjustments with respect to a Currency MITTS. A U.S. Holder who does not use the “comparable yield” and follow the “projected payment schedule” to calculate its OID and interest income on a Currency MITTS must timely disclose and justify the use of other estimates to the IRS.

Sale, Exchange, or Retirement of the Currency MITTS. Upon a sale, exchange, or retirement of a Currency MITTS prior to maturity, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange, or retirement and the holder’s tax basis in the Currency MITTS. A U.S. Holder’s tax basis in a Currency MITTS generally will equal the cost of that Currency MITTS, increased by the amount of OID previously accrued by the holder for that Currency MITTS (without regard to any positive or negative adjustments under the contingent payment debt regulations). A U.S. Holder generally will treat any gain as interest income, and will treat any loss as ordinary loss to the extent of the excess of previous interest inclusions over the total negative adjustments previously taken into account as ordinary losses, and the balance as long-term or short-term capital loss depending upon the U.S. Holder’s holding period for the Currency MITTS. At maturity, (i) if the actual Redemption Amount exceeds the projected Redemption Amount, a U.S. Holder must include such excess as interest income, or (ii) if the projected Redemption Amount exceeds the actual Redemption Amount, a U.S. Holder will generally treat such excess first as an offset to previously accrued OID for the taxable year, then as an ordinary loss to the extent of all prior OID inclusions, and thereafter as a capital loss. The deductibility of capital losses by a U.S. Holder is subject to limitations.

Currency Market Index Target-Term Securities®	TS-11

Hypothetical Tax Accrual Table. The following table is based upon a hypothetical projected payment schedule (including a hypothetical Redemption Amount) and a hypothetical comparable yield equal to 3.3393% per annum (compounded semi-annually), which is our current estimate of the comparable yield, based upon market conditions as of the date of this term sheet as determined by us for purposes of illustrating the application of the Code and the Treasury regulations to the Currency MITTS as if the Currency MITTS had been issued on July 1, 2011 and were scheduled to mature on June 28, 2016. This tax accrual table is based upon a hypothetical projected payment schedule per $10.00 principal amount of the Currency MITTS, which would consist of a single payment of $11.7987 at maturity. The following table is for illustrative purposes only, and we make no representations or predictions as to what the actual Redemption Amount will be. The actual “projected payment schedule” will be completed on the pricing date, and included in the final term sheet.

Accrual Period	Interest Deemed to Accrue on the Currency MITTS During Accrual Period (per Unit of the Currency MITTS)	Total Interest Deemed to Have Accrued on the Currency MITTS as of End of Accrual Period (per Unit of the Currency MITTS)
July 1, 2011 to December 31, 2011	$0.1679	$0.1679
January 1, 2012 to December 31, 2012	$0.3424	$0.5103
January 1, 2013 to December 31, 2013	$0.3539	$0.8642
January 1, 2014 to December 31, 2014	$0.3658	$1.2300
January 1, 2015 to December 31, 2015	$0.3781	$1.6081
January 1, 2016 to June 28, 2016	$0.1906	$1.7987

Hypothetical Projected Redemption Amount = $11.7987 per unit of the Currency MITTS.

Additional Medicare Tax on Unearned Income. With respect to taxable years beginning after December 31, 2012, certain U.S. Holders, including individuals and estates and trusts, will be subject to an additional 3.8% Medicare tax on unearned income. For individual U.S. Holders, the additional Medicare tax applies to the lesser of (i) “net investment income,” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by the deductions that are allocable to such income. Investment income generally includes passive income such as interest, dividends, annuities, royalties, rents, and capital gains. U.S. Holders are urged to consult their own tax advisors regarding the implications of the additional Medicare tax resulting from an investment in the Currency MITTS.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the Currency MITTS, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. See the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page S-56 of product supplement MITTS-4.

Currency Market Index Target-Term Securities®	TS-12

Additional Terms

You should read this term sheet, together with the documents listed below, which together contain the terms of the Currency MITTS and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” and “Additional Risk Factor” in the sections indicated on the cover of this term sheet. The Currency MITTS involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the Currency MITTS.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement MITTS-4 dated September 24, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000119312509197085/d424b5.htm

▪	Series L MTN prospectus supplement dated April 21, 2009 and prospectus dated April 20, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000095014409003387/g18667b5e424b5.htm

Our Central Index Key, or CIK, on the SEC Website is 70858.

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the product supplement, the prospectus supplement, and the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you the Note Prospectus if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Market-Linked Investments Classification

Market-Linked Investments come in four basic categories, each designed to meet a different set of investor risk profiles, time horizons, income requirements and market views (bullish, bearish, moderate outlook, etc.). The following descriptions of these categories are meant solely for informational purposes and are not intended to represent any particular Market-Linked Investment or guarantee performance. Certain Market-Linked Investments may have overlapping characteristics.

Market Downside Protection Market-Linked Investments combine some of the capital preservation features of traditional bonds with the growth potential of equities and other asset classes. They offer full or partial market downside protection at maturity, while offering market exposure that may provide better returns than comparable fixed income securities. It is important to note that the market downside protection feature provides investors with protection only at maturity, subject to issuer credit risk. In addition, in exchange for full or partial protection, you forfeit dividends and full exposure to the linked asset’s upside. In some circumstances, this could result in a lower return than with a direct investment in the asset.

These short- to medium-term market-linked notes offer you a way to enhance your income stream, either through variable or fixed-interest coupons, an added payout at maturity based on the performance of the linked asset, or both. In exchange for receiving current income, you will generally forfeit upside potential on the linked asset. Even so, the prospect of higher interest payments and/or an additional payout may equate to a higher return potential than you may be able to find through other fixed-income securities. Enhanced Income Market-Linked Investments generally do not include market downside protection. The degree to which your principal is repaid at maturity is generally determined by the performance of the linked asset. Although enhanced income streams may help offset potential declines in the asset, you can still lose part or all of your original investment.

Market Access notes may offer exposure to certain market sectors, asset classes and/or strategies that may not even be available through the other three categories of Market-Linked Investments. Subject to certain fees, the returns on Market Access Market-Linked Investments will generally correspond on a one-to-one basis with any increases or decreases in the value of the linked asset, similar to a direct investment. In some instances, they may also provide interim coupon payments. These investments do not include the market downside protection feature and, therefore, your principal remains at risk.

These short- to medium-term investments offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market-downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept a degree of market downside risk and capped upside potential. As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.

“MITTS®” and “Market Index Target-Term Securities®” are our registered service marks.

Currency Market Index Target-Term Securities®	TS-13